600 Hale Street Prides Crossing, MA 01965 617 747 3300 617 747 3380 fax www.amg.com

CORRESP

Via EDGAR (Correspondence)

October 26, 2007

Mr. Timothy A. Geishecker

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re: Affiliated Managers Group, Inc.

Definitive 14A

Filed on April 27, 2007

File No. 001-13459

Dear Mr. Geishecker:

This letter sets forth the response of Affiliated Managers Group, Inc., a Delaware corporation (the “Company” or “we”), to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter of September 26, 2007 (the “Comment Letter”) regarding the above-referenced proxy statement. In future filings with the Commission, we will also include additional  discussion and analysis of executive compensation matters in order to be responsive to the Staff’s questions.

I would also like to take this opportunity to thank you for speaking with me on Tuesday, October 23, 2007, to clarify certain points related to these questions. I certainly appreciated your time and the insights you shared on these disclosure matters.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Compensation Discussion and Analysis, page 5

1.                                       Your disclosure lacks sufficient analysis underlying the decisions regarding the amount of compensation awards paid to each named executive officer. Please explain and place in context why you chose to pay each element and why determinations with respect to one element may or may not have influenced the Compensation Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(vi) of Regulation S-K. With respect to compensation payable pursuant to your LTIP formula, please consider providing an illustrative example as to how the amount was calculated and why the Compensation Committee exercised its discretion to limit the amount.

RESPONSE:

We structure our executive compensation policies and programs to further two basic objectives: first, that executive compensation should be closely aligned with increases in stockholder value as measured by growth in our Cash Net Income per share, or “Cash Earnings,” as more fully discussed below and in our public filings, and second, that executive compensation should be designed to motivate and retain the services of key members of our senior management. We believe that an executive officer’s total compensation should be comprised principally of performance-based cash and equity compensation, to best align compensation with increases in stockholder value.

The Compensation Committee believes that given the long-term track record of growth of senior management of the Company (with a compound annualized growth rate of 22% in Cash Earnings since the Company became public), the retention of the Chief Executive Officer and other named executive officers is of great importance, and therefore to ensure the retention of key members of our senior management team, total compensation should be appropriate relative to the marketplace for the services of our named executive officers. Our Compensation Committee believes that our positioning in the asset management industry is unique, with attributes that are in some respects similar to various publicly traded asset management industry firms, and similar in other respects to private equity firms and investment banking institutions given our focus on acquisitions as a principal component of our strategy, as well as privately held alternative investments firms. Among the publicly traded asset management peers, we further evaluate which peers are most comparable with respect to size (market capitalization and assets under management) and general business profile (those companies that have similarly specialized investment management capabilities, or those companies that have similar operating structures, such as holding companies). We also consider the senior management profile of a company in determining compensation comparability (for example, the extent to which company founders are serving in senior management, relatively large bonuses or grants to newly hired or promoted executives, or the impact of pending retirements). From time to time we also consider other extraordinary corporate circumstances (such as mergers or acquisitions) that may trigger sizeable compensation packages and have the effect of making compensation arrangements for a particular peer less comparable in any given year.

In 2006, we used cash base salary, performance-based cash compensation and equity compensation in the form of stock options as the principal elements of compensation. In all compensation determinations, the Compensation Committee applies its collective experience and judgment to analysis provided by its independent compensation consultant concerning the Company’s and peer universe performance and compensation as well as trends in performance and compensation, which it evaluates in the context of the Company’s performance and unique positioning in the asset management industry and marketplace for the services of its executive officers. Once relevant peer universe compensation information for the 2006 period became available, the Compensation Committee then reviewed (with the assistance of its independent compensation consultant) the Company’s 2006 compensation arrangements to confirm that it had achieved its objective that total compensation be appropriate relative to the performance of the Company and the marketplace for the services of our executive officers.

Cash Base Salary.

We pay cash base salary because we believe it is a customary part of any package of total compensation. Because we believe that performance-based cash and equity compensation should constitute the substantial majority of compensation paid to our named executive officers, we target the level of cash base salary at the median for comparable positions in our peer universe.

Performance-based Cash Compensation.

The substantial portion of our total compensation is performance-based, because we believe that our management’s compensation should be tied to the Company’s performance and increases in stockholder value. As Cash Earnings or Cash Net Income (Net Income plus amortization and deferred taxes relating to intangible assets plus depreciation relating to our Affiliate interests) is the principal measure that the Company uses to assess its performance, we use growth in Cash Earnings as the measure that determines whether we have achieved our performance goals for compensation purposes. Assuming that we have exceeded our performance goals for growth in Cash Earnings, we target performance-based cash compensation for our executive officers at or above the 75th percentile for comparable positions at our peer group public companies, and competitive to comparable positions at private equity, alternative investments and investment banking firms that also comprise the marketplace for the services of our executive officers.

Please see our response to Question 4 concerning our targeted growth rates, the calculation of our performance-based cash compensation, and the Compensation Committee’s determinations with respect to the amount of performance-based compensation paid.

Equity Compensation.

We believe that equity-based compensation awards provide appropriate long-term incentives to executive officers that are aligned closely with the achievement of enhanced shareholder value. For equity compensation awards in 2006, the Compensation Committee determined that options provided the most appropriate means of providing incentives for companies (like the Company) that are growth-oriented, as the increase in value to an executive officer is directly linked to an increase in shareholder return. While we do not employ a strict formula, we target equity compensation for our executive officers at or above the 75th percentile for comparable positions at our peer group public companies, and competitive to comparable incentives at private equity, alternative investments and investment banking firms that also comprise the marketplace for the services of our executive officers. In making this assessment, the Compensation Committee also considers the Company’s performance, individual executive officer contributions to that performance and expected contributions to future performance, and the levels of performance-based compensation and equity ownership (and particularly portions of equity ownership that are not yet vested) of our executive officers.

Perquisites.

The Company de-emphasizes perquisite compensation, using only limited perquisite tools deemed appropriate by the Compensation Committee to meet the objective of retaining key members of senior management, and therefore perquisite compensation is in the lowest quartile.

2.                                       You state on page 7 that Mr. Healey is involved in Compensation Committee meetings. Please disclose in reasonably complete detail the role of Mr. Healey in your compensation processes and his input during the crafting of compensation packages.

RESPONSE:

The Compensation Committee regularly meets in executive session without management team members present, and the Chair of the Compensation Committee from time to time requests that all other independent Directors meet with the Committee in executive session. The Committee’s independent compensation consultant participates in conference calls and meetings without management present at key points throughout the year, including conference calls and meetings with the Chair of the Compensation Committee.

Mr. Healey is recused from discussions concerning his compensation, which occur in executive sessions of the Compensation Committee and in meetings of the Compensation Committee with the Company’s independent compensation consultants. Mr. Healey does not present information or opinions regarding his own performance goals, contributions or pay to the Compensation Committee, which are all addressed as part of a comprehensive Board governance process, and considered in executive session.

In his capacity as President and Chief Executive Officer, Mr. Healey takes an active role in discussions with the Compensation Committee concerning the compensation of other members of executive management, and attends meetings relating to the compensation of such executive officers.

3.                                       We note that you take into account individual performance with respect to performance-based compensation and equity-based compensation awards; however, we see minimal analysis and discussion of the effect individual performance has on compensation awards. Please disclose additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

Please see generally the statement of our compensation principles provided in response to Question 1. In the past, overlaying our compensation approach has been a principle that the most senior named executive officers (other than the Chief Executive Officer) would be compensated at similar levels, based upon an understanding that this group of executive officers worked closely in a partnership environment, each with significant contributions in their various roles. In the event that the expectations for each officer in his individual capacity are not met, notwithstanding the team approach to compensation, the compensation for such an individual executive officer will be at a decreased level. If in the future, individual performance is a material factor in compensation decisions for any particular named executive officer, we will discuss the elements of such performance in greater detail.

4.                                       We note that you discuss targets with respect to Cash Earnings and growth rates; however, we do not see sufficient quantitative discussion of the targets and how they relate to your executive officers’ incentive compensation. Please quantify accordingly, concentrating on how you determined the targets and specifying the original targets. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. In addition, you state that the Compensation Committee establishes the Cash Earnings target within the first 90 days of the fiscal year. Please disclose this target.

RESPONSE:

Please see the overview of our general compensation principles provided in response to Question 1.  In particular, in designing our performance-based compensation plan, the Compensation Committee believes that such compensation should be awarded only in the event that the Company meets its growth expectations and the Company’s shareholders realize appropriate growth returns.  The performance-based arrangements are designed so that certain baseline levels of growth must be achieved before executive officers participate in performance-based compensation (and correspondingly that absent growth, relatively low levels of compensation be awarded), and that at higher growth rates in any given year relatively higher compensation may potentially be awarded.

A baseline Cash Earnings growth target for participation in performance-based compensation is developed annually by the Compensation Committee, and is designed to be consistent with its growth expectations and its objective that shareholders realize appropriate growth returns.  At the beginning of the year, the Compensation Committee first reviews historical growth rates and its expectations for continuing growth.  In evaluating the more recent performance of the Company (most particularly, the performance in the prior year) to determine the baseline growth target for the upcoming year, the Committee applies its judgment to make adjustments for specific factors that influenced recent growth rates, including market conditions, the timing of transactions, new financing arrangements and changes in the corporate capital structure, the relative levels of management and performance fees, and any recent or anticipated one-time events.  In making such judgments, the Compensation Committee determines a baseline target of growth (in 2006, this was determined to be 15%), and beyond that baseline growth target, as higher levels of performance growth are achieved and Cash Earnings increases, the pool of potential performance-based compensation also increases.

Consistent with these arrangements, a pool of potential performance-based compensation may be created in any particular year.  At the end of the year, once the Company’s financial performance results have been determined, to evaluate whether to decrease the amount of performance-based compensation from the total available in the pool, the Compensation Committee considers the performance of the Company and the various factors that may have effected performance in that year (as noted above, including market conditions, the possible timing of transactions, possible new financing arrangements, and the relative levels of management and performance fees).  Before determining which portion of the potential compensation pool to award executive officers, the Compensation Committee also considers performance in the context of its objective to maximize financial performance so that the Company’s shareholders realize appropriate growth returns.  In 2006, consistent with our growth in Cash Earnings and the performance-based compensation arrangements, $23.5 million was available for payment.  On the basis of the Compensation Committee’s evaluation of these considerations and objectives at the end of 2006, and its analysis of available comparative compensation information, the Committee determined that it was appropriate to pay a total of $16.9 million in performance-based cash compensation to our executive officers.

5.                                       We note your disclosure of your peer group on page 6. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies, include a discussion of where you target each element of compensation against the peer companies and identify such peer companies. Disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

RESPONSE:

Please see generally the statement of our compensation principles provided in response to Question 1. The Compensation Committee has generally compared the total compensation package for the named executive officers as well as the magnitude of each of the key elements of compensation relative to a peer universe reflective of our unique positioning in the asset management industry; with attributes in some respects similar to various publicly traded asset management industry peers, and similar in other respects to private equity, alternative investments and investment banking firms given our focus on acquisitions as a principal component of our strategy. A detailed and comprehensive market compensation and performance analysis is prepared annually for the Company’s Compensation Committee by its independent compensation consultant to assist the Committee in its deliberations.

As we believe that performance-based cash and equity compensation should constitute the substantial majority of compensation paid to our named executive officers, we target the level of cash base salary at the median for comparable positions in our peer group of comparable companies. Assuming that we have exceeded our performance goals for growth in Cash Earnings, we target performance-based cash compensation for our executive officers at or above the 75th percentile for comparable positions at our peer group public companies, and competitive to comparable positions at private equity, alternative investments and investment banking firms that also comprise the marketplace for the services of our executive officers. Similarly, while we do not employ a strict formula, we target equity compensation for our executive officers at or above the 75th percentile for our peer group public companies, and competitive to comparable incentives at private equity, alternative investments and investment banking firms. The Company de-emphasizes perquisite compensation, using only limited perquisite tools deemed appropriate by the Compensation Committee to meet the objective of retaining key members of senior management, and therefore perquisite compensation is in the lowest quartile.

6.                                       We note your disclosure regarding perquisites on page 11. Please disclose in a footnote your methodology for computing the aggregate incremental cost for perquisites and what you mean by “financial service benefits.”  Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

RESPONSE:

In the case of aircraft used for a non-business flight aggregate incremental cost is calculated by multiplying the aircraft’s hourly variable operating cost by a trip’s flight time. Such variable costs include fuel, landing charges, food, and applicable taxes. Financial service benefits are comprised of an allowance for financial planning and tax preparation advice.

Post-Termination Compensation and Benefits, page 11

7.                                       Please quantify the estimated payments and benefits, explain the circumstances that trigger payments and discuss how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please disclose how you arrived at and determined such appropriate levels. Refer to Items 402(b)(1)(v) and 402(j) of Regulation S-K.

RESPONSE:

Please note that there are no post-termination compensation or benefits for our named executive officers.

The only benefits received by named executive officers upon a change of control of the Company is the acceleration of unvested options and the payout of their respective awards under the Company’s Executive Retention Trust (“ERT”). The acceleration benefit applies to all employees of the Company and is not particular to named executive officers. Given the limited scope of awards that accelerate, the Company provided that such awards would accelerate in full.

In the event of a change of control of the Company, as of December 31, 2006, awards held by named executive officers would have accelerated in the following amounts:

Named Executive Officer	Accelerated Options/ Market Value	Accelerated Distribution under Executive Retention Trust
	(in thousands)	(in thousands)

Sean M. Healey	527/$9,476	$4,385
Darrell W. Crate	329/$7,990	$2,923
Nathaniel Dalton	329/$7,990	$2,923
John Kingston, III	133/$4,652	$1,462

Summary Compensation Table, page 13

8.                                       The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. We note disparities in Mr. Healey’s compensation as compared to that of other named executive officers. Please discuss how and why Mr. Healey’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.

RESPONSE:

In addition to our belief that compensation should be principally performance-based, we also believe that (to ensure the retention of key members of our senior management) total compensation should be appropriate relative to the marketplace for the services of our named executive officers. As discussed in prior responses, we assess a peer universe reflective of our positioning in the asset management industry, with attributes that are in some respects similar to various publicly traded asset management industry peers, and similar in other respects to private equity, alternative investments and investment banking firms. With respect to such a comparative universe, the Compensation Committee requests that a detailed and comprehensive market compensation and performance analysis be prepared annually for the Company’s Compensation Committee by its independent compensation consultant to assist the Committee in its deliberations.

The Board of Directors believes that the Chief Executive Officer of the Company should be more highly compensated than the executive officers that report to him. As Chief Executive Officer of the Company, Mr. Healey’s compensation is compared against the relevant CEO peer universe, including Chief Executive Officers at peer group public companies as well as other private equity, alternative investments and investment banking firms that comprise the marketplace for the services of Mr. Healey, which generally reflects the higher responsibility levels and compensation arrangements for chief executive officers. Consistent with the analysis we have described in our response to Question 1, we target performance-based cash and equity compensation for Mr. Healey at or above the 75th percentile for comparable positions at peer group public companies, and competitive with comparable incentives at private equity, alternative investments and investment banking firms.

Director Compensation, page 17

9.                                       Please disclose the executive services that Mr. Nutt provides to the company in exchange for his $500,000 salary.

RESPONSE:

In recent years, the Company has transitioned the roles of Messrs. Nutt (who was formerly Chief Executive Officer, and is now Chairman of the Board) and Healey (who has served as Chief Executive Officer of the Company since January 2005). Mr. Nutt’s cash compensation of

$500,000 in 2006 (representing a decrease from his compensation of $3,450,000 in 2004 (when he served as Chief Executive Officer) and $1,650,000 in 2005 (in his first year following the transition of his Chief Executive Officer role)) reflects services he has provided to the Company in the execution of a planned long-term transition in executive responsibilities. In this evolving capacity, in 2006, Mr. Nutt was available for senior contact with the Company’s Affiliates, service on certain boards at the Company’s Affiliates, and ongoing consultative assistance to management. This transition process will be completed at the end of 2007, and Mr. Nutt will at that time no longer serve in an executive management capacity; he will serve solely as the Chairman of the Board and will be compensated on a level consistent with other directors.

Director Compensation in Fiscal Year 2006, page 18

10.                                 Please disclose the grant-date fair value of each option award made in 2006. Refer to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

RESPONSE:

The grant-date fair value of each option award made in 2006 to a director is set forth in the table below. Equity grant determinations are made consistent with the Compensation Committee’s philosophy that compensation should be directly linked to increases in stockholder value, and on that basis the Compensation Committee has consistently used option grants to align director and stockholder interests. The Company has historically provided initial option grants to new directors at the time of their appointment to the Board, and then customarily made grants of 5,625 options at the July and December Compensation Committee  meetings. (The Compensation Committee determined in July 2007 that the option grants to new Directors at the time of their appointment would decrease to 11,250.)

Grant Date	Options Granted		Grant Date Fair Value

January 24, 2006	22,500	(a)	$624,046
July 25, 2006	5,625	(b)	$180,398
December 12, 2006	5,625	(b)	$160,650

(a)                                  Awarded to Mr. Zeitlin upon his appointment to the Board.

(b)                                 Awarded to each of Messrs. Floor, Meyerman, Nutt, Ryan and  Zeitlin and Dr. Rodriguez.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. The Company also acknowledges that the

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-747-3311, or Darrell W. Crate, Executive Vice President, Chief Financial Officer and Treasurer, at 617-747-3308, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ John Kingston, III
John Kingston, III
Executive Vice President and General
Counsel